Law Offices

Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, PA 19103-7098

215.564.8000

January 26, 2012

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus Global Multi-Sector Income Fund (the “Fund”) —
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2
File Nos. 333-176761 and 811-22608

Dear Sir or Madam:

On behalf of the Fund, and pursuant to Section 8 of the Investment Company Act of 1940, as amended (the “1940 Act”), and Section 6 of the Securities Act of 1933, as amended (the “1933 Act”), please find transmitted herewith for filing with the Securities and Exchange Commission (“SEC”) via EDGAR the Fund’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Pre-Effective Amendment”).

This Pre-Effective Amendment is being filed for the purpose of reflecting certain modifications to the disclosure in the Prospectus and Statement of Additional Information, responding to comments provided by the Registrant’s SEC staff examiner, Bo J. Howell, in a letter dated September 28, 2011, and to make certain other non-material changes pursuant to comments from underwriters and others. The Registrant’s responses to certain of Mr. Howell’s comments are included in a separate letter, dated January 26, 2012, which is being filed as EDGAR correspondence today.

Please contact the undersigned directly at (215) 564-8128 or Alan R. Gedrich, Esq. of Stradley Ronon Stevens & Young, LLP at (215) 564-8050 with any comments or questions relating to this filing.

Sincerely yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein

Enclosure